SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                   Bonray Drilling Corporation
                         (Name of Issuer)

             Common Stock, par value $1.00 per share
                 (Title and Class of Securities)

                           098523 20 2
                          (Cusip Number)


                   Richard B. Hefner, President
                   Bonray Drilling Corporation
                    4701 Northeast 23rd Street
                  Oklahoma City, Oklahoma  73121
                          (405) 424-4327

     (Name, Address and Telephone Number of Person Authorized To
     Receive Notices and communications)

                         January 6, 1997
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box                                [  ].

Check the following box if a fee is being paid with this statement [ x ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.
See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies to be sent.

The remainder of this cover page shall be filled out for a *reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           SCHEDULE 13D


CUSIP 098523 20 2
-----------------------------------------------------------------
          NAME OF REPORTING PERSON
     1.   HBH Enterprises A Limited Partnership
-----------------------------------------------------------------
     2.   Check Appropriate Box if a Member of A Group (a) [x]
                                                       (b) [ ]
-----------------------------------------------------------------
     3.   SEC Use Only
-----------------------------------------------------------------
     4.   Source of Funds:    Not Applicable
-----------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                    [ ]
-----------------------------------------------------------------
     6.   Citizenship or Place of Organization -  Oklahoma
-----------------------------------------------------------------
     Number         7.   Sole Voting Power: 0 shares
     of Shares      ---------------------------------------------
     Beneficially
     Owned by
     Each           8.   Shared Voting Power: 148,850 shares
     Reporting      ---------------------------------------------
     Person         9.   Sole Dispositive Power: 0 shares
     With           ---------------------------------------------
                    10.  Shared Dispositive Power: 148,850 shares
  -----------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting
          Person
                          148,850 shares
-----------------------------------------------------------------
     12.  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares                                    [ ]
-----------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)
                              35.1%
-----------------------------------------------------------------
     14.  Type of Reporting Person      PN
-----------------------------------------------------------------

                           SCHEDULE 13D


CUSIP 098523 20 2
-----------------------------------------------------------------
          NAME OF REPORTING PERSON
     1.   Raymond H. Hefner, Jr.
-----------------------------------------------------------------
     2.   Check Appropriate Box if a Member of A Group (a) [x]
                                                       (b) [ ]
-----------------------------------------------------------------
     3.   SEC Use Only
-----------------------------------------------------------------
     4.   Source of Funds:    Not Applicable
-----------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                    [ ]
-----------------------------------------------------------------
     6.   Citizenship or Place of Organization -  United States
-----------------------------------------------------------------
     Number         7.   Sole Voting Power: 16,130 shares
     of Shares      ---------------------------------------------
     Beneficially
     Owned by
     Each           8.   Shared Voting Power:  149,530 shares
     Reporting      ---------------------------------------------
     Person         9.   Sole Dispositive Power: 16,130 shares
     With           ---------------------------------------------
                    10.  Shared Dispositive Power: 149,530 shares

-----------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting
          Person
                          165,660 shares
-----------------------------------------------------------------
     12.  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares                                    [ ]
-----------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)
                              39.1%
-----------------------------------------------------------------
     14.  Type of Reporting Person      IN
-----------------------------------------------------------------

                           SCHEDULE 13D


CUSIP 098523 20 2
-----------------------------------------------------------------
          NAME OF REPORTING PERSON
     1.   The Vici Kay Heitzke Trust
-----------------------------------------------------------------
     2.   Check Appropriate Box if a Member of A Group (a) [x]
                                                       (b) [ ]
-----------------------------------------------------------------
     3.   SEC Use Only
-----------------------------------------------------------------
     4.   Source of Funds:    Not Applicable
-----------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                    [ ]
-----------------------------------------------------------------
     6.   Citizenship or Place of Organization -  Oklahoma
-----------------------------------------------------------------
     Number         7.   Sole Voting Power:      0 shares
     of Shares      ---------------------------------------------
     Beneficially
     Owned by
     Each           8.   Shared Voting Power: 120 shares
     Reporting      ---------------------------------------------
     Person         9.   Sole Dispositive Power:   0  shares
     With           ---------------------------------------------
                    10.  Shared Dispositive Power:  120 shares
-----------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting
          Person
                            120 shares
-----------------------------------------------------------------
     12.  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares                                    [ ]
-----------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)
                                0%
-----------------------------------------------------------------
     14.  Type of Reporting Person      OO
-----------------------------------------------------------------

                           SCHEDULE 13D


CUSIP 098523 20 2
-----------------------------------------------------------------
          NAME OF REPORTING PERSON
     1.   The Brenda Gay Burkey Trust
-----------------------------------------------------------------
     2.   Check Appropriate Box if a Member of A Group (a) [x]
                                                       (b) [ ]
-----------------------------------------------------------------
     3.   SEC Use Only
-----------------------------------------------------------------
     4.   Source of Funds:    Not Applicable
-----------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                    [ ]
-----------------------------------------------------------------
     6.   Citizenship or Place of Organization -  Oklahoma
-----------------------------------------------------------------
     Number         7.   Sole Voting Power:      0 shares
     of Shares      ---------------------------------------------
     Beneficially
     Owned by
     Each           8.   Shared Voting Power: 120 shares
     Reporting      ---------------------------------------------
     Person         9.   Sole Dispositive Power:   0  shares
     With           ---------------------------------------------
                    10.  Shared Dispositive Power:  120 shares
-----------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting
          Person
                            120 shares
-----------------------------------------------------------------
     12.  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares                                    [ ]
-----------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)
                                0%
-----------------------------------------------------------------
     14.  Type of Reporting Person      OO
-----------------------------------------------------------------

                           SCHEDULE 13D


CUSIP 098523 20 2
-----------------------------------------------------------------
          NAME OF REPORTING PERSON
     1.   The Richard Boyd Hefner Trust
-----------------------------------------------------------------
     2.   Check Appropriate Box if a Member of A Group (a) [x]
                                                       (b) [ ]
-----------------------------------------------------------------
     3.   SEC Use Only
-----------------------------------------------------------------
     4.   Source of Funds:    Not Applicable
-----------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                    [ ]
-----------------------------------------------------------------
     6.   Citizenship or Place of Organization -  Oklahoma
-----------------------------------------------------------------
     Number         7.   Sole Voting Power:      0 shares
     of Shares      ---------------------------------------------
     Beneficially
     Owned by
     Each           8.   Shared Voting Power: 120 shares
     Reporting      ---------------------------------------------
     Person         9.   Sole Dispositive Power:   0  shares
     With           ---------------------------------------------
                    10.  Shared Dispositive Power:  120 shares
-----------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting
          Person
                            120 shares
-----------------------------------------------------------------
     12.  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares                                    [ ]
-----------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)
                                0%
-----------------------------------------------------------------
     14.  Type of Reporting Person      OO
-----------------------------------------------------------------

                           SCHEDULE 13D


CUSIP 098523 20 2
-----------------------------------------------------------------
          NAME OF REPORTING PERSON
     1.   Richard B. Hefner
-----------------------------------------------------------------
     2.   Check Appropriate Box if a Member of A Group (a) [x]
                                                       (b) [ ]
-----------------------------------------------------------------
     3.   SEC Use Only
-----------------------------------------------------------------
     4.   Source of Funds:    Not Applicable
-----------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                    [ ]
-----------------------------------------------------------------
     6.   Citizenship or Place of Organization -  United States
-----------------------------------------------------------------
     Number         7.   Sole Voting Power:  120 shares
     of Shares      ---------------------------------------------
     Beneficially
     Owned by
     Each           8.   Shared Voting Power:  148,850 shares
     Reporting      ---------------------------------------------
     Person         9.   Sole Dispositive Power:  120 shares
     With           ---------------------------------------------
                    10.  Shared Dispositive Power:  148,850 shares

-----------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting
          Person
                          148,970 shares
-----------------------------------------------------------------
     12.  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares                                    [ ]
-----------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)
                              35.2%
-----------------------------------------------------------------
     14.  Type of Reporting Person      IN
-----------------------------------------------------------------

                           SCHEDULE 13D


CUSIP 098523 20 2
-----------------------------------------------------------------
          NAME OF REPORTING PERSON
     1.   Egean Financiera Corporation
-----------------------------------------------------------------
     2.   Check Appropriate Box if a Member of A Group (a) [x]
                                                       (b) [ ]
-----------------------------------------------------------------
     3.   SEC Use Only
-----------------------------------------------------------------
     4.   Source of Funds:    Not Applicable
-----------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                    [ ]
-----------------------------------------------------------------
     6.   Citizenship or Place of Organization -  Liberia
-----------------------------------------------------------------
     Number         7.   Sole Voting Power:   0 shares
     of Shares      ---------------------------------------------
     Beneficially
     Owned by
     Each           8.   Shared Voting Power:   29,819 shares
     Reporting      ---------------------------------------------
     Person         9.   Sole Dispositive Power: 0 shares
     With           ---------------------------------------------
                    10.  Shared Dispositive Power: 29,819 shares
-----------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting
          Person
                          29,819 shares
-----------------------------------------------------------------
     12.  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares                                    [ ]
-----------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)
                         7.0%
-----------------------------------------------------------------
     14.  Type of Reporting Person   CO
-----------------------------------------------------------------

                        SCHEDULE 13D


CUSIP 098523 20 2
-----------------------------------------------------------------
           NAME OF REPORTING PERSON
     1.   Circle Shipping Company
-----------------------------------------------------------------
     2.   Check Appropriate Box if a Member of A Group (a) [x]
                                                       (b) [ ]
-----------------------------------------------------------------
     3.   SEC Use Only
-----------------------------------------------------------------
     4.   Source of Funds:    Not Applicable
-----------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                    [ ]
-----------------------------------------------------------------
     6.   Citizenship or Place of Organization -  Liberia
-----------------------------------------------------------------
     Number         7.   Sole Voting Power:     0 shares
     of Shares      ---------------------------------------------
     Beneficially
     Owned by
     Each           8.   Shared Voting Power:  8,570 shares
     Reporting      ---------------------------------------------
     Person         9.   Sole Dispositive Power:    0 shares
     With           ---------------------------------------------
                    10.  Shared Dispositive Power:  8,570 shares
-----------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting
          Person
                              8,570 shares
-----------------------------------------------------------------
     12.  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares                                    [ ]
-----------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)
                              2.0%
-----------------------------------------------------------------
     14.  Type of Reporting Person  CO
-----------------------------------------------------------------

                           SCHEDULE 13D


CUSIP 098523 20 2
-----------------------------------------------------------------
          NAME OF REPORTING PERSON
     1.   Sierra Financiera Corporation
-----------------------------------------------------------------
     2.   Check Appropriate Box if a Member of A Group (a) [x]
                                                       (b) [ ]
-----------------------------------------------------------------
     3.   SEC Use Only
-----------------------------------------------------------------
     4.   Source of Funds:    Not Applicable
-----------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                    [ ]
-----------------------------------------------------------------
     6.   Citizenship or Place of Organization -  Liberia
-----------------------------------------------------------------
     Number         7.   Sole Voting Power:      0 shares
     of Shares      ---------------------------------------------
     Beneficially
     Owned by
     Each           8.   Shared Voting Power:   7,915 shares
     Reporting      ---------------------------------------------
     Person         9.   Sole Dispositive Power:    0 shares
     With           ---------------------------------------------
                    10.  Shared Dispositive Power:  7,915 shares
-----------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting
          Person
                              7,915 shares
-----------------------------------------------------------------
     12.  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares                                    [ ]
-----------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)
                              1.9%
-----------------------------------------------------------------
     14.  Type of Reporting Person  CO
-----------------------------------------------------------------

                           SCHEDULE 13D


CUSIP 098523 20 2
-----------------------------------------------------------------
          NAME OF REPORTING PERSON
     1.   Michael Teriakidis
-----------------------------------------------------------------
     2.   Check Appropriate Box if a Member of A Group (a) [x]
                                                       (b) [ ]
-----------------------------------------------------------------
     3.   SEC Use Only
-----------------------------------------------------------------
     4.   Source of Funds:    Not Applicable
-----------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                    [ ]
-----------------------------------------------------------------
     6.   Citizenship or Place of Organization -  Athens, Greece
-----------------------------------------------------------------
     Number         7.   Sole Voting Power:   6,741 shares
     of Shares      ---------------------------------------------
     Beneficially
     Owned by
     Each           8.   Shared Voting Power:  46,304 shares
     Reporting      ---------------------------------------------
     Person         9.   Sole Dispositive Power:  6,741 shares
     With           ---------------------------------------------
                    10.  Shared Dispositive Power:   46,304 shares
-----------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting
          Person
                                   53,045 shares
-----------------------------------------------------------------
     12.  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares                                    [ ]
-----------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)
                                   12.5%
-----------------------------------------------------------------
     14.  Type of Reporting Person   IN
-----------------------------------------------------------------

                           SCHEDULE 13D


CUSIP 098523 20 2
-----------------------------------------------------------------
          NAME OF REPORTING PERSON
     1.   James R. Tolbert III, Custodian
-----------------------------------------------------------------
     2.   Check Appropriate Box if a Member of A Group (a) [x]
                                                       (b) [ ]
-----------------------------------------------------------------
     3.   SEC Use Only
-----------------------------------------------------------------
     4.   Source of Funds:    Not Applicable
-----------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                    [ ]
-----------------------------------------------------------------
     6.   Citizenship or Place of Organization -  United States
-----------------------------------------------------------------
     Number         7.   Sole Voting Power:     10 shares
     of Shares      ---------------------------------------------
     Beneficially
     Owned by
     Each           8.   Shared Voting Power:    0 shares
     Reporting      ---------------------------------------------
     Person         9.   Sole Dispositive Power:  10 shares
     With           ---------------------------------------------
                    10.  Shared Dispositive Power:  0 shares
-----------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting
          Person
                              11,590 shares
-----------------------------------------------------------------
     12.  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares                                    [ ]
-----------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)
                              2.7%
-----------------------------------------------------------------
     14.  Type of Reporting Person    IN
-----------------------------------------------------------------

                           SCHEDULE 13D


CUSIP 098523 20 2
-----------------------------------------------------------------
          NAME OF REPORTING PERSON
     1.   James R. Tolbert III Revocable Trust
-----------------------------------------------------------------
     2.   Check Appropriate Box if a Member of A Group (a) [x]
                                                       (b) [ ]
-----------------------------------------------------------------
     3.   SEC Use Only
-----------------------------------------------------------------
     4.   Source of Funds:    Not Applicable
-----------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                    [ ]
-----------------------------------------------------------------
     6.   Citizenship or Place of Organization -  United States
-----------------------------------------------------------------
     Number         7.   Sole Voting Power:  11,440 shares
     of Shares      ---------------------------------------------
     Beneficially
     Owned by
     Each           8.   Shared Voting Power:    0 shares
     Reporting      ---------------------------------------------
     Person         9.   Sole Dispositive Power:  11,440 shares
     With           ---------------------------------------------
                    10.  Shared Dispositive Power:   0 shares
-----------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting
          Person
                              11,590 shares
-----------------------------------------------------------------
     12.  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares                                    [ ]
-----------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)
                              2.7%
-----------------------------------------------------------------
     14.  Type of Reporting Person  00
-----------------------------------------------------------------

Item 1.   Security and Issuer

     This Schedule 13D relates to common stock of Bonray Drilling Corporation (the "Company"), par value $1.00 per share ("Common Stock"). The principal executive offices of the Company are located at 4701 N.E. 23rd Street, Oklahoma City, Oklahoma 73121.

Item 2.   Identity and Background.

     The persons listed below became members of a group (the "Group") for the purpose of Rule 13D-1 of the Securities Exchange Act of 1934 (the "Act") when they agreed to act together pursuant to the terms of that certain Stockholder Tender Agreement dated January 6, 1997, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference (the "Agreement"). The business address of each member of the Group, their respective principal occupations or employment, and the name, principal business and business of any corporation or other organization in which such employment is conducted is set forth below. The citizenship or place of organization of each person listed below is indicated in response to Item 6 on the respective cover page filed herewith with respect to such person. None of the persons listed below have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed below have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which proceeding resulted in such person being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     1.   HBH Enterprises A Limited Partnership

     HBH Enterprises A Limited Partnership ("HBH") is an Oklahoma limited partnership, the purposes of which are to (i) invest in stocks, bonds and securities (including general and limited partnership interests) of any kind, (ii) acquire, own and operate real and personal property, (iii) engage in oil, gas and other mineral operations, including, exploration, development and production, and (iv) do any and all things necessary or incident to the foregoing. The address of the principal business and principal office of HBH is 4701 N.E. 23rd Street, Oklahoma City, OK 73121. Hefner Enterprises, a Texas general partnership and predecessor to HBH ("Hefner Enterprises"), filed a Schedule 13D when it acquired 148,840 shares of Common Stock on November 1, 1996. Hefner Enterprises later acquired an additional ten shares of Common Stock. At the close of business on December 31, 1995, Hefner Enterprises and HBH were merged with HBH surviving the merger.

     HBH Holding Corporation, an Oklahoma corporation ("Holding"), is the general partner of HBH. The address of the principal business and principal office of Holding is 4701 N.E. 23rd Street, Oklahoma City, OK 73121. The controlling persons of Holding are Raymond H. Hefner, Jr. and Bonnie B. Hefner, each of whom own 35% of the outstanding Common Stock of Holding. The executive officers and directors of Holding are all United States citizens and, unless otherwise indicated below, the business address of each is the same as Holding. The name and principal occupation of each are as follows:

     Raymond H. Hefner, Jr. is Chairman of the Board of the
Company.  Mr. Hefner is the President and a director of Holding.

     Bonnie B. Hefner is the wife of Raymond H. Hefner, Jr. and is a housewife. Mrs. Hefner is the Secretary/Treasurer and a director of Holding.

     Vici H. Heitzke is the daughter of Mr. and Mrs. Hefner and is a housewife. Mrs. Heitzke serves as Vice President of Holding.

     Brenda H. Burkey is the daughter of Mr. and Mrs. Hefner and is a housewife. Mrs. Burkey serves as Vice President of Holding.

     Richard B. Hefner is the President and Chief Executive Officer of the Company. He is the son of Mr. and Mrs. Hefner. Richard
Hefner serves as Vice President of Holding.

     2.   The Vici Kay Heitzke Trust

     The Vici Kay Heitzke Trust, an Oklahoma trust, is located at 4701 N.E. 23rd Street, Oklahoma City, OK 73121. Gary F. Fuller is the sole trustee of the trust and is a senior shareholder at the law firm of McAfee & Taft A Professional Corporation located at 10th Floor, Two Leadership Square, 211 North Robinson, Oklahoma City, Oklahoma 73102. The trust was formed under an instrument dated December 23, 1976.

     3.   The Brenda Gay Burkey Trust

     The Brenda Gay Burkey Trust, an Oklahoma trust, is located at 4701 N.E. 23rd Street, Oklahoma City, OK 73121. Gary F. Fuller is the sole trustee of the trust and is a senior shareholder at the law firm of McAfee & Taft A Professional Corporation located at 10th Floor, Two Leadership Square, 211 North Robinson, Oklahoma City, Oklahoma 73102. The trust was formed under an instrument dated December 23, 1976.

     4.   The Richard Boyd Hefner Trust

     The Richard Boyd Hefner Trust, an Oklahoma trust, is located at 4701 N.E. 23rd Street, Oklahoma City, OK 73121. Gary F. Fuller is the sole trustee of the trust and is a senior shareholder at the law firm of McAfee & Taft A Professional Corporation located at 10th Floor, Two Leadership Square, 211 North Robinson, Oklahoma City, Oklahoma 73102. The trust was formed under an instrument dated December 23, 1976.

     5.   Raymond H. Hefner, Jr.

     For information regarding Mr. Hefner, see the information opposite his name above for HBH and Holding.

     6.   Richard B. Hefner.

     For information regarding Mr. Hefner, see the information opposite his name above for HBH and Holding.

     7.   Egean Financiera Corporation

     Egean Financiera Corporation ("Egean") is a Liberian corporation the principal business purpose of which is shipping. The address of the principal business and principal office of Egean is c/o Southern Shipping and Financing, Fourth Floor - #3 London Wall Buildings, London Wall, London EC2M 5RL.
The executive officers and directors of Egean are all citizens of Greece and, unless otherwise indicated below, the business address of each is the same as Egean. The name and principal occupation of each are as follows, and, unless otherwise indicated below, their position is with Egean:

     Olympia Kedros is the President and a director.

     Valentini Manuelidis is Vice President and director.

     Michael Teriakidis is Secretary/Treasurer and director.  Mr.
Teriakidis is also Secretary/Treasurer and director of Circle
Shipping Company and Sierra Financiera Corporation.  Mr.
Teriakidis's address is c/o Halkidon Shipping Corporation, 85 Akti Miaouli, Piraeus 185-38 Greece.

     8.   Circle Shipping Company

     Circle Shipping Company ("Circle") is a Liberian corporation the principal business purpose of which is shipping.
The address of the principal business and principal office of Circle is c/o Halkidon Shipping Corporation, 85 Akti Miaouli,
Piraeus 185-38 Greece.   The executive officers
and directors of Circle are all citizens of Greece and, unless otherwise indicated below, the business address of each is the same as Circle. The name and principal occupation of each is as follows, and, unless otherwise indicated below, their position is with Circle:

     Spyros Vlachakis is the President and a director.  Mr.
Vlachakis is also the President and director of Sierra Financiera
Corporation.

     Marina Pappas is the Vice President and director. Mrs. Pappas is also the Vice President and director of Sierra Financiera
Corporation.

     Michael Teriakidis is Secretary and Treasurer and director.
For more information regarding Mr. Teriakidis, see the information opposite his name above for Egean Financiera Corporation.

     9.   Sierra Financiera Corporation

     Sierra Financiera Corporation ("Sierra") is a Liberian corporation the principal business purpose of which is shipping. The address of the principal business and principal office of Circle is c/o Halkidon Shipping Corporation, 85 Akti Miaouli, Piraeus 185-38 Greece. [control persons?] The executive officers and directors of Sierra are the same as the executive officers and directors of Circle Shipping Company.

     10.  Michael Teriakidis.

     For information regarding Mr. Teriakidis, see the information opposite his name above for Egean Financeria Corporation.

     11.  James R. Tolbert III, Custodian.

     Mr. Tolbert is a director of the Company. Mr Tolbert is also the Chairman, President, Chief Executive Officer and Treasurer of First Oklahoma Corporation, a holding company (120 E. Sheridan, Oklahoma City, Oklahoma 73104). Mr. Tolbert's address is c/o First Oklahoma Corporation, P.O. Box 1533, Oklahoma City, OK 73101.

     12.  James R. Tolbert III Revocable Trust

     The James R. Tolbert III Revocable Trust, an Oklahoma trust, is located at c/o First Oklahoma Corporation, P.O. Box 1533,
Oklahoma City, OK 73101.   Mr. Tolbert is the sole trustee of the
trust. For more information regarding Mr. Tolbert, see the information set forth opposite his name above. The trust was formed under an instrument dated September 23, 1994.

Item 3.   Source and Amount of Funds or Other Consideration

     The Group's acquisition of stock did not involve a purchase.
The shares of Common Stock beneficially owned by its members are deemed to have been acquired by the Group when the members of the Group agreed to act together pursuant to the Agreement.

Item 4.   Purpose of Transaction.

     On January 7, 1997, the Group executed the Agreement.
Pursuant to the Agreement, each member of the Group agrees to tender their stock to Acquisition Drilling, Inc., a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of DLB Oil & Gas, Inc., an Oklahoma corporation ("Parent"), pursuant to the tender offer announced by Purchaser on January 7, 1997 (the "Offer"). Pursuant to the Offer, Purchaser offered to purchase all outstanding shares of Common Stock of the Company at a purchase price of $30.00 per share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer. The Group beneficially owned approximately 54% of the total issued and outstanding Common Stock of the Company on January 6, 1997. After reviewing the Offer, each member of the Group determined that it was in that member's best interest to tender their shares to Purchaser pursuant to the terms of the Offer and the Agreement.

     Pursuant to the Agreement, each member of the Group has irrevocably appointed representatives of Parent as proxies for the member to vote all shares of Common Stock that the member is entitled to vote (together with any other shares of Common Stock that the member may become entitled to vote), for and in the name, place and stead of the member at any meeting of the holders of shares of Common Stock or any adjournments or postponements thereof or pursuant to any consent in lieu of a meeting, or otherwise, with respect only to the approval of the Merger Agreement (discussed below), the transactions contemplated by the Merger Agreement and any matters related to or in conjunction with the Merger (defined below) and any corporate action, the consummation of which would violate, frustrate the purposes of, prevent, or delay the con-summation of the transactions contemplated by the Merger Agreement. Pursuant to the Agreement, each member of the Group in his capacity as a stockholder, and not in his capacity as a director of the Com-pany, has agreed to negotiate exclusively with Parent and Purchaser with regard to the acquisition of the Company.

     In conjunction with the Offer, the Company, Parent and Purchaser executed an Agreement and Plan of Merger dated January 6, 1997 (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that, after the purchase of Common Stock pursuant to the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company with the Company surviving the Merger as a direct wholly-owned subsidiary of Parent (the "Merger"). Pursuant to the Merger, each outstanding share of Common Stock (excluding shares owned, directly or indirectly, by the Company, Parent, Purchaser or any other subsidiary of Parent and shares owned by holders who shall have properly exercised their appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive the Offer Price.

     Effective upon payment by Purchaser for the Common Stock pursuant to the Offer, Purchaser shall be entitled to designate the number of directors of the Company, rounded up to the next whole number, that equals the product of (i) the total number of directors on the board (giving effect to the election or appointment of any additional directors pursuant to the terms of the Merger Agreement), and (ii) the percentage that the number of shares of Common Stock beneficially owned by Parent and Purchaser
(including shares accepted for payment) bears to the total number of shares of Common Stock outstanding. The Company has agreed that it will take all action necessary to cause Purchaser's designees to be elected or appointed to the board. A Schedule 14D-9 and 14F-1 describing the Agreement, the Merger Agreement and the director-designees, as well as other relevant information, have been filed with the Securities and Exchange Commission and mailed to the Company's stockholders.

     Group members Raymond H. Hefner, Jr., Richard B. Hefner and James R. Tolbert, III constitute three of five members of the board of directors of the Company. At a special meeting of the board of directors held on January 6, 1997, the board unanimously adopted the Merger Agreement. In making its recommendation, the board of directors considered several factors including the Company's past and present financial condition, reasonable expectations for future business, the market price of the Company's Common Stock as traded over the last four quarters, the terms of the Offer and Merger Agreement, the General Accounting Office's recent statement that the United States should use foreign oil and preserve domestic inventories and the decrease in rig count in the State of Oklahoma for the present week from the previous week. The directors also noted that all stockholders were receiving the same price for their stock.

     Except as set forth in this Item 4, no member of the Group has any plans or proposals which would relate to or result in any of the following:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancy on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Act; or

     (j)  Any action similar to those enumerated above.


Item 5.   Interest in Securities of the Issuer.

     (a)  The Group beneficially owns 229,715 shares of Common
Stock, which as of January 6, 1997 represented 54.24% of the 423,540 shares of Common Stock outstanding.

     (b) The following table sets forth the name of each member of the Group, the number of shares beneficially owned by each, the nature of such beneficial ownership and the percent of outstanding shares so owned based upon information furnished by the indicated person as of January 6, 1997.

                           Amount and Nature
                          of Beneficial          Percent of
     Name                  Ownership(1)           Class(2)
HBH Enterprises A
Limited Partnership        148,850(3)              35.1%

HBH Holding Corporation    148,850(3)              35.1%

Bonnie B. Hefner           165,660(3)(4)(5)        39.1%

Vici H. Heitzke            148,850(3)              35.1%

Brenda H. Burkey           149,040(3)(6)(7)        35.2%

Raymond H. Hefner, Jr.     165,660(3)(4)(5)        39.1%

Richard B. Hefner          148,970(3)(8)           35.2%

Vici Kay Heitzke Trust         120(9)               0.0%

Brenda Gay Burkey Trust        120(9)               0.0%

Richard Boyd Hefner Trust      120(9)               0.0%

Egean Financiera
Corporation                 29,819(10)              7.0%

Olympia Kedros              29,819(11)              7.0%

Valentini Manuelidis        29,819(11)              7.0%

Circle Shipping Company      8,570(10)              2.0%

Spyros Vlachakis            16,485(12)              3.9%

Marina Pappas               16,485(12)              3.9%

Sierra Financiera
Corporation                  7,915(10)              1.9%

Michael Teriakidis           53,045(11)(12)        12.5%

James R. Tolbert III,
Custodian                    11,590(13)             2.7%

James R. Tolbert III
Revocable Trust              11,590(13)             2.7%
_______________

(1) All shares of Common Stock are owned of record and beneficially with sole voting or investment power unless otherwise noted.

(2) The percentage of outstanding shares of Common Stock is based on 423,540 shares of Common Stock, the amount of Common Stock outstanding on January 6, 1997.

(3) Includes 148,850 Shares held by HBH Enterprises A Limited Partnership ("HBH"). The general partner of HBH is HBH Holding Corporation ("Holding"), and the limited partners are Raymond H. Hefner, Jr., Trustee, Raymond H. Hefner, Jr. Revocable Trust, Bonnie B. Hefner Revocable Trust, Bonnie B. Hefner, Trustee, Raymond H. Hefner, Jr. Revocable Trust, Bonnie B. Hefner Revocable Trust, Vici H. Heitzke, Brenda H. Burkey, Richard B. Hefner, Gary F. Fuller, Trustee, Vici H. Heitzke Trust, Brenda Gay Burkey Trust, Richard B. Hefner Trust, Bonnie B. Hefner, Trustee, Leah Michelle Heitzke Family Trust, Phillip Matthew Heitzke Family Trust, Christopher Conor Burkey Family Trust, Nicole Raye Burkey Family Trust, Natalie Ann Burkey Family Trust, Leah Michelle Heitzke Minor's Trust, Phillip Matthew Heitzke Minor's Trust, Christopher Conor Burkey Minor's Trust, Nicole Raye Burkey Minor's Trust, Natalie Ann Burkey Minor's Trust, Katherine H. Hefner Minor's Trust, Ryan H. Hefner Minor's Trust, Matthew G. Heitzke, Trustee, Leah Michelle Heitzke Family Trust, Phillip Matthew Heitzke Family Trust, Leah Michelle Heitzke Minor's Trust, Phillip Matthew Heitzke Minor's Trust, Christopher H. Burkey, Trustee, Christopher Conor Burkey Family Trust, Nicole Raye Burkey Family Trust, Natalie Ann Burkey Family Trust, Christopher Conor Burkey Minor's Trust, Nicole Raye Burkey Minor's Trust, Natalie Ann Burkey Minor's Trust, Lisa K. Hefner, Trustee, Katherine H. Hefner Minor's Trust, Ryan H. Hefner Minor's Trust. The outstanding capital stock of Holding is owned 35% by Raymond H. Hefner, Jr.; 35% by Bonnie
     B. Hefner, wife of Raymond H. Hefner, Jr.; with 10% each by Vici H. Heitzke, Brenda H. Burkey and Richard B. Hefner, the three (3) adult children of Raymond and Bonnie Hefner.
     Raymond and Bonnie Hefner are the directors of Holding, and Raymond H. Hefner, Jr. is president of Holding and has voting and dispositive power with respect to the Shares of the Company held by HBH.

(4) Includes 960 Shares held of record by Mr. Hefner and the right to acquire beneficial ownership of 15,170 Shares held by the Raymond H. Hefner, Jr. Revocable Trust, of which Mr. Hefner is settlor and sole trustee and over which Mr. Hefner has sole voting and investment power. Mrs. Hefner disclaims any beneficial interest in these Shares.

(5) Includes 680 Shares held by Mr. and Mrs. Hefner as joint tenants and as to which they share voting and investment power.


(6) Includes 10 Shares held of record by Brenda H. Burkey, over which Brenda H. Burkey has sole voting and investment power.
     Christopher H. Burkey disclaims any beneficial interest in these Shares.

(7) Includes 180 Shares held of record by Christopher H. Burkey, over which Christopher H. Burkey has sole voting and investment power. Brenda H. Burkey disclaims any beneficial interest in these Shares.

(8) Includes 120 Shares held of record by Richard B. Hefner, over which Richard B. Hefner has sole voting and investment power.

(9) The Vici Kay Heitzke Trust, the Brenda Gay Burkey Trust and the Richard Boyd Hefner Trust share beneficial ownership of 120 shares held of record by Gary F. Fuller as Trustee of these trusts.

(10) Shares are held of record by Cede & Co.

(11) Beneficial ownership results from being an executive officer and director of Egean Financiera Corporation.

(12) Beneficial ownership results from being an executive officer and director of Circle Shipping Company and Sierra Financiera Corporation.

(13) Ten shares are held by James R. Tolbert III, as Custodian, and 11,440 shares are held by James R. Tolbert III, as Trustee of the James R. Tolbert III Revocable Trust. Mr. Tolbert disclaims any beneficial ownership of 160 Shares included in the 11,590 Shares reflected above, of which 10 Shares are owned by his wife, 40 Shares are owned by his four adult children, and 110 Shares are held by S.C. Bomielle, Inc., a nominee corporation holding such Shares for Mr. Tolbert's adult children. Mr. Tolbert has sole voting and investment power over the Shares described above, except with respect to the Shares owned by his wife, as to which he has no voting or investment power, and the 110 Shares held by S.C. Bomielle, Inc., as to which he shares voting power.

     (c) No transactions in shares of the issuer by any Group member were effected during the past 60 days.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as set forth in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the issuer's securities owned by a member of the Group are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.   Material to be File as Exhibits.

     Exhibit 1.     Stockholder Tender Agreement by and among DLB
                    Oil & Gas, Inc., Acquisition Drilling, Inc.
                    and certain stockholders of Bonray Drilling
                    Corporation dated January 6, 1997.

     Exhibit 2.     Agreement and Plan of Merger among DLB Oil &
                    Gas, Inc., Acquisition Drilling, Inc. and
                    Bonray Drilling Corporation dated January 6,
                    1997.

     Exhibit 3.     Agreement to File Group Form 13D.

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 1997

                                      RAYMOND H. HEFNER, JR.

                                      Raymond H. Hefner, Jr.,
                                      Individually and as
                                      President of HBH Holding
                                      Corporation, General Partner
                                      of HBH Enterprises A Limited
                                      Partnership, and as attorney
                                      in fact for Gary Fuller as
                                      Trustee of the Vici Kay
                                      Heitzke Trust, the Brenda
                                      Gay Burkey Trust, and the
                                      Richard Boyd Hefner Trust,
                                      Richard B. Hefner,
                                      Alexandros Kedros as
                                      Authorized Signatory for
                                      Egean Financiera Corporation,
                                      Tryphon Kedros as Authorized
                                      Signatory for Circle Shipping
                                      Company and Sierra Financiera
                                      Corporation, Michael Teriakidis
                                      and James R. Tolbert III,
                                      as Custodian and Trustee
                                      of the James R. Tolbert
                                      Revocable Trust.


                         Index to Exhibits

Exhibit No.      Description                    Method of Filing
-----------      -----------                    ----------------

10               Stockholder Tender Agreement   Filed herewith electronically
                 by and among DLB Oil & Gas,
                 Inc., Acquisition Drilling,
                 Inc. and certain stockholders
                 of Bonray Drilling Corporation
                 dated January 6, 1997.

10.1             Agreement and Plan of Merger   Filed herewith electronically
                 among DLB Oil & Gas, Inc.,
                 Acquisition Drilling, Inc.
                 and Bonray Drilling Corpora-
                 tion dated January 6, 1997.

24 Powers of Attorney and Agree- Filed herewith electronically ments to file Group Form
                 13D.